

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2013

Via Email

Marc Fogassa
Chief Executive Officer
Flux Technologies, Corp.
324 South Beverly Drive, Suite 118
Beverly Hills, CA 90212

> **Re: Flux Technologies, Corp.**
> **Current Report on Form 8-K Filed December 26, 2012**
> **File No. 333-180624**

Dear Mr. Fogassa:

        This letter is to advise you that a preliminary review of the above-referenced current report on Form 8-K indicates a potential lack of compliance with the applicable requirements of the form. In this regard, please address the following:

1.   You appear to have been a shell company before the transaction. See Exchange Act Rule 12b-2, and for guidance, refer to Section II.A.3 of SEC Release No. 34-52038. Please provide us with a legal analysis regarding whether you ceased being a shell company after the transaction. Ensure that your analysis addresses whether you acquired an operating business or more than nominal assets. For guidance, refer to Section II.D.3 of SEC Release No. 34-52038.

        Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any questions.

                                                                Sincerely,

                                                                /s/ Mark P. Shuman

                                                                Mark P. Shuman
                                                                Branch Chief - Legal

cc: Via Email
        Jay Weil, Esq.
        Guzov Ofsink, LLC